Exhibit 21.1

Subsidiaries of CommVault Systems, Inc.

Subsidiary	Jurisdiction of Organization
Comm Vault Capital Inc.	Delaware
Comm Vault Americas Inc.	Delaware
Advanced Data Life Cycle Management Inc.	Delaware
Comm Vault Systems (Canada) Inc.	Ontario
Comm Vault Systems Mexico S. de R.L. de C.V.	Mexico
Comm Vault Systems International B.V.	The Netherlands
Comm Vault Systems (India) Private Limited	India
Comm Vault Systems (Australia) Pty. Ltd.	Australia
Comm Vault Systems (New Zealand) Limited	New Zealand
Comm Vault Systems (Singapore) Private Ltd.	Singapore
CommVault Systems Ltd.	England
Comm Vault Systems GmbH	Germany
CommVault Systems (Japan) KK	Japan
CommVault Systems Sarl	France
CommVault Systems Iberia Srl	Spain
CommVault Systems Ireland Ltd.	Ireland
CommVault Systems Italia Srl	Italy
CommVault Systems AB	Sweden
Commvault Systems (Hong Kong) Limited	China
CommVault Software Technology (Beijing) Co., Ltd	China
CV Simpana Software (Proprietary) Limited	South Africa